SUB-ITEM 77D

The Board of Trustees of MFS High Yield Municipal Trust (CMU) has approved changes to the investment objective and policies of the fund. Effective December 21, 2007, CMUs investment objective of seeking to provide high current income generally exempt from federal income taxes with a secondary objective to seek total return was revised to provide that CMU will seek high current income exempt from federal income tax, but may also consider capital appreciation. Significant changes to CMUs principal investment strategies are described below.

The investment strategy stating the fund may invest in securities rated C only if the advisor believes the quality is better than the rating agency has been eliminated.

The principal investment strategy of typically investing in securities rated BBB/Baa and lower has been eliminated and the funds principal investment strategy states, MFS may invest up to 100% of the funds assets in lower quality debt instruments, including those that are in default.

The percentage limitation of investing 80% in debt securities consistent with the investment objectives of high current income and total return has been eliminated to provide the portfolio manager more flexibility to invest in appropriate securities.

The percentage limitation of investing less than 25% in industrial development bonds has been eliminated and the principal investment strategy states, MFS may invest 25% or more of the fund's total assets in municipal instruments that finance similar projects, such as those relating to education, healthcare, housing, utilities, water, or sewer.

The percentage limitation of investing less than 20% in short-term U.S. government securities, repurchase agreements, or highly rated short-term notes if suitable short-term municipal instruments not available and the investment strategy stating the fund may invest less than 20%for temporary purposes have each been eliminated and the funds principal investment strategy states that in response to market, economic, political, or other conditions, MFS may depart from the fund's principal investment strategies by temporarily investing for defensive purposes.